1875 K Street, N.W. Washington, DC 20006-1238

Tel: 202 303 1000 Fax: 202 303 2000

June 27, 2017

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

and Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,737

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,737 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of the iShares ESG 1-5 Year USD Corporate Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in your markup of the registration statement that you sent via email on May 23, 2017, as supplemented by a telephone conversation on that date. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:    Please provide a completed “Annual Fund Operating Expenses” table and “Example” to the Staff at least one week prior to going effective.

Response:    The Trust has supplementally provided a completed fee table and example for the Fund’s Prospectus at least one week prior to the filing becoming effective as requested.

Comment 2:    Please explain why “Other Expenses” in the Annual Fund Operating Expenses table are “None.” The narrative indicates that interest, taxes, brokerage, future distribution fees and extraordinary expenses in the financial statements are to be paid by the Fund.

Response:    The disclosure states “None” under “Other Expenses” because the Fund does not expect to incur any estimated “Other Expenses” at this time under its unitary fee structure.

Comment 3:    Please disclose the Underlying Index’s website.

Response:    The Trust notes that neither Form N-1A nor the exemptive relief granted to the Trust relating to the operation of the Fund contains a requirement to reference the website of an applicable underlying index, and therefore respectfully declines to make the requested change.

Comment 4:     Please provide some discussion about the particular characteristics and risks of a 1-5 year index.

Response:    The Trust respectfully directs the Staff’s attention to the description of the Underlying Index consisting of “U.S. dollar-denominated corporate bonds that are investment grade, fixed-rate and taxable and have remaining effective maturities between one and five years,” and to additional disclosure of “Call Risk,” “Credit Risk,” “Income Risk,” and “Interest Rate Risk” in the “Summary of Principal Risks” section of the Prospectus, which describe the risks and characteristics of the securities included in the Underlying Index.

Comment 5:    Please briefly explain the term “severe business controversy” as used in the “Principal Investment Strategies” section.

Response:    As used in the “Principal Investment Strategies” section, “severe business controversy” refers to issues related to a company’s operations and/or products and possible breaches of global norms and conventions. MSCI ESG Research identifies such issues and makes a determination as to their severity with respect to each company. The Trust respectfully directs the Staff’s attention to disclosure in the “Principal Investment Strategies” section listing specific kinds of controversies considered by MSCI ESG Research, including, “among other things, issues involving anti-competitive practices, toxic emissions and waste, and health and safety.” The Fund’s Statement of Additional Information will be revised to include more detailed disclosure of the different kinds of controversies considered by MSCI ESG Research as follows:

MSCI ESG Research identifies key ESG controversies, including, among other things, issues involving: (i) the environment (e.g., biodiversity and land use, toxic emissions and waste, energy and climate change, water stress, non-hazardous operational waste, and supply chain management); (ii) human rights and communities (e.g., impact on local communities, human rights concerns, and civil liberties); (iii) labor rights and supply chains (e.g., child labor, collective bargaining and union, health and safety, discrimination and workforce diversity, and labor management relations); (iv) customers (e.g., anti-competitive practices, customer relations, privacy and data security, product safety and quality, and marketing and advertising); and (v) governance (e.g., bribery and fraud, governance structures, and controversial investments).

Comment 6:    Please briefly provide a general definition of the kinds of controversies referred to in the disclosure stating, “To score well on a key issue, MSCI ESG Research assesses management practices, management performance (through demonstrated track record and other quantitative performance indicators), governance structures, and/or implications in controversies, which all may be taken as a proxy for overall management quality.”

Response:    As previously discussed in response to Comment 4, “controversies” generally involve alleged company violations of laws and regulations and alleged company actions that violate commonly accepted international norms. As also previously noted, the Trust respectfully directs the Staff’s attention to disclosure in the “Principal Investment Strategies” section listing specific kinds of controversies considered by MSCI ESG Research and will revise the Statement of Additional Information to include more detailed disclosure of the different kinds of controversies.

Comment 7:    Please disclose the current average maturity and current average credit rating (for example, BBB or Baa) of the securities in the Underlying Index.

Response:    The disclosure of the Fund’s principal investment strategies will include the following description of the average maturity and credit rating of the securities in the Underlying Index: “As of May 31, 2017, the average maturity of the securities in the Underlying Index was 2.74 years and the average credit rating was A-.”

Comment 8:    Please confirm whether the statement that “[the Underlying Index] includes securities publicly issued by U.S. and non-U.S. industrial, utility and financial issuers” is inconsistent with the previous statement that the “components of the Underlying Index primarily include consumer staples and financials companies.”

Response:    The Trust does not believe that the statements are inconsistent. As of the time of filing, the consumer staples and financials sectors were the sectors with the largest respective weights in the Underlying Index. The Underlying Index also included securities issued by industrial and utility companies, but each sector did not amount to primary components at that time.

The Trust will remove the statement that the “components of the Underlying Index primarily include consumer staples and financials companies,” and replaced it with disclosure stating that “[a]s of May 31, 2017, a significant portion of the Underlying Index is represented by securities of financials and industrials companies” because issuers from these sectors comprise approximately 94% of the Underlying Index.

Comment 9:    Please disclose whether the Underlying Index is currently concentrated.

Response:    The Trust respectfully notes that the Industry Concentration Policy within the “Principal Investment Strategies” section of the Prospectus states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” The Underlying Index is currently concentrated in each of the financials and industrials sectors (i.e., has greater than 25% exposure). To the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry is identified in the Fund’s Prospectus under “Principal Investment Strategies” and its related risk is described as a principal risk. Accordingly, the Fund’s “Principal Investment Strategies” section has been revised to state: “As of May 31, 2017, a significant portion of the Underlying Index is represented by the securities of financials and industrials companies,” and disclosure of “Financials Sector Risk” and “Industrials Sector Risk” will be included as principal risks of the Fund.

Comment 10:    Please confirm whether there should be risk disclosure for industrial and utility companies.

Response:    The “Principal Investment Strategies” section of the Prospectus will be revised to include disclosure of the risks of investing in industrials companies. The “A Further Discussion of Other Risks” section of the Prospectus will be revised to include disclosure of the risks of investing in utilities companies as this risk is not considered to be a principal risk of the Fund at this time.

Comment 11:    Please confirm whether “Extension Risk” is a principal risk for a 1-5 year index.

Response:    “Extension Risk” is not considered a principal risk of the Fund at this time, and it will be moved to the “General Considerations and Risks” section of the Statement of Additional Information.

Comment 12:    Please confirm whether the Underlying Index invests only in the U.S. and other countries that are considered developed countries. Please also disclose what countries are currently included in the Underlying Index.

Response:    The Underlying Index does not include issuers only in developed counties; however, the Trust confirms that the Underlying Index includes issuers primarily in the United States and other countries that are considered to be developed countries. The Fund’s “Principal Investment Strategies” section has been revised to state: “As of May 31, 2017, the Underlying Index included issuers from the following countries: Australia, Canada, the Cayman Islands, Chile, Colombia, Curacao, France, Germany, Ireland, Italy, Japan, Luxembourg, Mexico, the Netherlands, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States.”

Comment 13:    In the summary Prospectus, you refer to “North American Economic Risk.” Please explain the term.

Response:    The Trust will remove the reference to “North American Economic Risk” from the summary Prospectus. The Trust will update the disclosure on “North American Economic Risk” and move it from the “A Further Discussion of Principal Risks” section to the “A Further Discussion of Other Risks” section of the statutory Prospectus:

A decrease in imports or exports, changes in trade regulations or an economic recession in any North American country can have a significant economic effect on the entire North American region and on some or all of the North American countries in which the Fund invests.

The United States is Canada’s and Mexico’s largest trading and investment partner. The Canadian and Mexican economies are significantly affected by developments in the U.S. economy. Since the implementation of the North American Free Trade Agreement (“NAFTA”) in 1994 among Canada, the United States and Mexico, total merchandise trade among the three countries has increased. However, political developments in the United States, including possible termination of NAFTA, may have implications for the trade arrangements among the United States, Mexico and Canada, which could negatively affect the value of securities held by the Fund. Policy and legislative changes in one country may have a significant effect on North American markets generally, as well as on the value of certain securities held by the Fund.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin
Benjamin Haskin

cc:	Christy Chen

Michael Gung

Seong Kim

Nicole Hwang

Ashley Singletary-Claffee

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